SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$589 mm and R$0.70 EPS for 1Q05
Brazil’s Low-fare, Low-cost Airline Reports Record Net Margin
Net Income Increase of 45%; Raises 2005 Guidance

São Paulo, May 10, 2005 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today announced financial results for the first quarter of 2005 (1Q05). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian reais (R$), and comparisons refer to the first quarter of 2004 (1Q04). Additionally, financial statements in BR GAAP are made available at the end of this release.

OPERATING & FINANCIAL HIGHLIGHTS

  Net income for the quarter was R$131.1 mm (US$49.1 mm), 44.6% higher than 1Q04, representing a 22.2% net margin. Excluding 2005 annual profit sharing provisions made in 1Q05 (2004 profit sharing was registered in 4Q04), net margin in 1Q05 increases by 2.1 points to 23.0%. Earnings per share (EPS), at R$0.70 (US$0.52 per ADS), were above market estimates according to First Call
  EBITDAR increased by 25.8% to R$235.9 mm, representing an EBITDAR margin of 40.0% (38.7% in 4Q04). Cash and cash equivalents amounted to R$ 755.7 mm. The total debt (including total off-balance minimum lease payments) to total capitalization ratio was 44.4%, the same level as 4Q04.
  Revenue passenger kilometers increased 29.7% from 1,544 mm in 1Q04 to 2,002 mm in 1Q05. Available seat kilometers increased 27.2% from 2,144 mm in 1Q04 to 2,728 mm in 1Q05. Average load factor increased 1.4 percentage points to 73.4% while average yields increased 4.9% to 29.4 cents (R$) resulting in an increase in RASK of 6.9% to 21.6 cents (R$). Net revenues totaled R$589.2 mm, representing growth of 36.0%. GOL’s domestic regular air transportation market-share was 26.1%.
  Completion of scheduled flights and on-time arrivals averaged 97% and 98%, respectively. Passenger complaints and lost baggage per 1,000 passengers averaged 0.61 and 0.40, respectively. GOL’s website accounted for 80.6% of total ticket sales during the quarter.
  During 1Q05, three new leased Boeing 737 NG aircraft were added, increasing the fleet size to 30 aircraft. Six more leased aircraft will join the fleet in 2Q05. GOL exercised thirteen additional purchase options for 737-800 Next Generation aircraft, to be delivered between 2006 and 2009, increasing the number of firm orders to 30 aircraft. GOL also increased its order with Boeing by 20 purchase options bringing total order size to 63 Boeing 737 NG aircraft.
  In 1Q05, GOL inaugurated two new regular destinations: João Pessoa (PB) and Petrolina (PE) – and inaugurated a base in Belo Horizonte at the Confins airport, as Pampulha flights were transferred to that base. During the second quarter, regular service will be added to GOL’s second international destination: Santa Cruz de La Sierra, in Bolivia.
  On April 27, 2005, GOL successfully priced a US$236 million follow-on share offering, including the over-allotment option. The offering priced at last sale on the NYSE and at a 1.8% premium to last sale in Brazil. GOL sold 7,725,811 primary shares (3,862,905 ADS equivalents) and AIG Capital Partners sold 9,179,189 secondary shares (4,589,595 ADS equivalents). As a result of the offering, GOL’s free float increased to 26.1% of total shares outstanding.
Financial & Operating Highlights (US GAAP)	1Q05	1Q04	% Change
RPKs (mm)	2,002	1,544	+29.7%
ASKs (mm)	2,728	2,144	+27.2%
Load Factor	73.4%	72.0%	+1.4p.p.
Passenger Revenue per ASK (R$ cents)	20.7	19.8	+4.5%
Operating Revenue per ASK (R$ cents) (“RASK”)	21.6	20.2	+6.9%
Operating Cost per ASK (R$ cents) (“CASK”)	15.1	13.9	+8.8%
Operating Cost ex-fuel per ASK (R$ cents)	9.7	9.5	+2.4%
Breakeven Load Factor	51.3%	49.5%	+1.8 p.p.
Net Revenues (R$ mm)	589.2	433.1	+36.0%
EBITDAR (R$ mm)	235.9	187.5	+25.8%
EBITDAR Margin	40.0%	43.3%	-3.3 p.p.
Operating Income (R$ mm)	177.2	135.6	+30.7%
Operating Margin	30.1%	31.3%	- 1.2 p.p
Net Income (R$ mm)	131.1	90.7	+44.6%
Net Income Margin	22.2%	20.9%	+1.3 p.p.
Earnings per Share (R$ )	R$ 0.70	R$ 0.54	+30.1%
Earnings per ADS Equivalent (US$ )	US$ 0.52	US$ 0.37	+41.1%
Weighted average number of shares, basic	187,543,243	168,793,243	11.1%
Weighted average number of ADS, basic	93,771,621	84,396,621	11.1%

MANAGEMENT’S COMMENTS ON 1Q05 RESULTS

GOL’s performance in the first quarter 2005 demonstrated the Company’s ability to grow while maintaining profitability, even during periods of high fuel prices. GOL increased yields and load factor, leading to an increase in RASK and a record net margin. “The addition of three aircraft, 88 new flight frequencies and 2 new destinations: João Pessoa and Petrolina, allowed GOL to increase its market-share re-inforcing our ‘virtous cycle,’ which focuses on maintaining low costs, allowing us to offer the lowest fares,” commented Constantino de Oliveira Junior, GOL’s CEO. Short-term fuel cost increases were mitigated by GOL’s fuel hedging program and a 7.8% appreciation of the Real, while medium-term cost increases were generally compensated by higher productivity and strong yield management.

The higher availability of seats, due to the higher number of operating aircraft, allowed GOL to increase revenue passengers, despite a shorter high season when compared to same period last year, as this year’s Carnival holiday was at the beginning of February 2005 (versus the end of February in 2004). GOL demonstrated the success of its business model in international routes with GOL’s flights between Brazil and Argentina having achieved profitability in the first full month of operations. Approximately 70% of passengers on the Buenos Aires flights in 1Q05 were Argentineans and over 90% of bookings were done through the internet, exemplifying the appeal of GOL’s value proposition to the Argentine market. GOL plans to initiate flights to Santa Cruz, Bolivia in June, and Montevideo, Uruguay and Asunción, Paraguay later this year.

The first quarter of 2005 delivered excellent results for GOL, in line with the guidance that the Company had articulated to the market. GOL continues to record growth in load factor, aircraft utilization and yields while maintaining market cost leadership. GOL’s load factor increased 1.4 percentage points, aircraft utilization increased from 13.5 to 14.0 block hours per day and yield per passenger kilometer increased 4.9%, while operating costs remained stable, excluding fuel. GOL’s current aircraft utilization is among the highest in the world. “Our absolute market cost leadership, represented by a stage-length adjusted CASK more than 30% lower than our closest competitor, is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies in existing routes. The addition of Boeing 737 aircraft to the fleet, three during 1Q05, six in 2Q05 and four in the second half of 2005 will increase seat capacity by 50% in 2005. In April, GOL received the DAC’s approval to add 62 new flight frequencies in the second quarter, including an additional 12 flights on the São Paulo (CGH) – Rio de Janeiro (SDU) shuttle service.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that more than 26 million customers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in the main markets, an ever-expanding route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “By remaining focused on our business model, and continuing to grow and be innovative, we will further create value for employees, customers and shareholders.”

REVENUES

Net operating revenues, 96 of which are revenues from passenger transportation, increased 36.0% to R$589.2 mm, primarily due to higher revenue passenger kilometers (RPK) and higher yields. RPK growth was driven by a 22.5% increase in departures, as well as an increase in load factor from 72.0% to 73.4% . RPKs grew 22.1% to 2,002 million, and revenue passengers grew 22.1% to 2.7 mm.

Yields improved 4.9% to 29.4 cents (R$) per passenger kilometer, due to strong demand and effective yield management. Average fares increased 4.3% from R$204 to R$213.

Complementing net operating revenues, cargo transportation activities contributed to the expansion of other operating revenues, which increased from R$18.2 mm to R$24.0 mm.

The 27.2% capacity expansion, represented by the number of available seat kilometers (ASK), facilitated the addition of 88 new flight frequencies (including 11 night flights) and 3 new destinations. The addition of an average of six operating aircraft (from 22 to 28 aircraft in the year over year comparison) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) increased 6.9% from R$20.2 cents in 1Q04 to R$21.6 cents in 1Q05.

The growth in RPK resulted in a higher domestic market-share for GOL, reaching 26.1% in the end of 1Q05, compared to 20.0% in the end of 1Q04. Through its first regular international flights to Buenos Aires, Argentina, GOL achieved an international market-share of 2.1% in the same period (182.9 million of ASKs on Brazil-Argentina routes).

OPERATING EXPENSES

Operating cost per available seat kilometer (CASK) increased 8.8%, to 15.1 cents (R$), primarily as a result of increases in aircraft fuel expenses. Eighty-two percent of the increase in CASK was caused by the increase in fuel expenses per ASK, and were partially mitigated by a higher productivity and by a greater dilution of our fixed costs over a higher number of ASKs. Total operating expenses increased 38.5%, reaching R$411.9 mm, mainly because of higher fuel prices and the expansion of our operations (fleet and staff expansion, a higher volume of landing fees and marketing activities). Over the quarter, fuel prices increases led to an increase of R$52.6 mm in operating expenses, partially mitigated by results from the fuel hedging program. Excluding the impact of higher fuel prices, operating expenses per ASK increased by 2.4% . Breakeven load factor increased from 49.5% to 51.3% .

As of 1Q05, GOL adjusted the presentation of its quarterly financial results to be more in line with the accounting presentation of our main comparables in the low-cost airline industry. Annual employee profit sharing is now provisioned on a monthly basis. Also, results from GOL’s fuel and foreign exchange hedging programs are now accounted for as operating expenses, in accordance with SFAS 133 (Statement of Financial Accounting Standard No 133), “Accounting of Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 1Q05 and 1Q04 is as follows:

Operating Expenses	R$ cents / ASK			R$ million
	1Q05	1Q04	% Chg.	1Q05	1Q04	% Chg.
Salaries, wages and benefits	2.00	1.79	11.7%	54.6	38.5	42.1%
Aircraft fuel	5.36	4.36	22.8%	146.2	93.6	56.3%
Aircraft rent	1.90	2.21	(13.9)%	51.9	47.3	9.6%
Aircraft insurance	0.22	0.28	(20.9)%	6.0	5.9	0.7%
Sales and marketing	2.64	2.52	4.7%	72.1	54.1	33.3%
Landing fees	0.70	0.64	9.7%	19.0	13.6	39.6%
Aircraft and traffic servicing	0.65	0.63	3.5%	17.8	13.5	31.7%
Maintenance	0.51	0.76	(33.2)%	13.8	16.3	(15.0)%
Depreciation	0.25	0.21	18.1%	6.8	4.5	50.3%
Other operating expenses	0.87	0.48	82.7%	23.8	10.2	132.4%

Total operating expenses	15.10	13.88	8.8%	411.9	297.5	38.5%

Operating expenses ex- fuel	9.74	9.51	2.4%	265.7	203.9	30.3%

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 11.7% to 2.0 cents (R$) due to a 5.8% inflation adjustment on salaries in 4Q04, a R$4.5 million provision for the employee profit sharing program (2004 profit sharing was expensed in 4Q), and to a 40.2% increase in the number of full-time equivalent employees, from 2,572 to 3,607.

Aircraft fuel expenses per ASK increased 22.8% when compared to 1Q04 to 5.36 cents (R$), mainly due to higher fuel prices per liter. The average fuel cost per liter increase of 41.1% compared to 1Q04 was primarily due to the higher international price for crude oil (WTI), partially offset by the 7.8% Brazilian Real appreciation. GOL’s hedging program, in conjunction with its fuel efficient fleet and intelligent yield management have helped to mitigate the increase in jet fuel prices. Results from GOL’s fuel hedging program are accounted for together with aircraft fuel expenses, in accordance with SFAS 133 derivatives accounting standards. The Company has hedged approximately 60% of its fuel requirements for 2Q05.

Aircraft rent per ASK decreased 13.9% to 1.90 cents (R$) in 1Q05 primarily due to the high aircraft utilization rate of 14.0 block hours per day, the addition of five Boeing 737-300 aircraft to the fleet, with lower lease rates than 700s and 800s, and the 7.8% appreciation of the Brazilian Real during the period. GOL’s high aircraft utilization rates are attributable to our standardized fleet, which reduces complexity and turnaround times, and allows an increase in the number of daily flights per aircraft and a 24-hour per day utilization for over 25% of the fleet.

Aircraft insurance expenses per ASK decreased 20.9% due to a reduction in average premium rates, the 7.8% appreciation of the Brazilian Real against the US dollar, and a higher aircraft utilization rate.

Sales and marketing expenses per ASK increased 4.7% to 2.64 cents (R$) primarily due to a higher level of sales bookings (vs. passengers flown), partially offset by reductions in travel agency commissions. GOL booked a majority of its ticket sales through a combination of its website (80.6% during 1Q05) and its call center (12.7% during 1Q05).

Landing fees per ASK increased 9.7% to 0.70 cents (R$), due to a 22.5% increase in departures and a 14.0% increase in average landing tariffs.

Aircraft traffic and servicing expenses per ASK increased 3.5% to 0.65 cents (R$), as a result of increases in third-party operations, partially offset by higher productivity.

Maintenance, materials and repairs per ASK decreased 33.2% to 0.51 cents (R$), due to the appreciation of the Real during the period and higher expenses in 1Q04 related to extraordinary repair services on aircraft GOO in 1Q04.

Depreciation per ASK was 0.25 cents (R$), an 18.1% increase, due to a higher volume of fixed assets, particularly in spare parts inventory and, to a lesser extent, the increase of our technology equipment, due to our expansion of operations.

Other operating expenses per ASK were 0.87 cents (R$), a 82.7% increase when compared to the same period of the previous year, due to an increase in general and administrative expenses related to the expansion of GOL’s operations.

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a CASK increase of 1.22 cents (R$), when compared to a 1.40 cents (R$) RASK expansion, increased EBITDA per available seat kilometer from 6.5 cents (R$) in 1Q04 to 6.8 cents (R$) in 1Q05. Our EBITDA was positively affected by the 27.2% increase in operating capacity, amounting to R$184.0 mm compared to R$140.1 mm in 1Q04.

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

EBITDAR Calculation	Cents of R$ per ASK				R$ mm
	1Q05	1Q04	Chg. %	1Q05	1Q04	Chg. %
Net Revenues	21.60	20.20	+6.9%	589.2	433.1	+36.0%
Operating Costs	15.10	13.88	+8.8%	411.9	297.5	+38.5%

EBIT	6.50	6.32	+2.7%	177.3	135.6	+30.7%
Depreciation & Amortization	0.25	0.21	+18.1%	6.8	4.5	+50.3%

EBITDA	6.75	6.53	+3.2%	184.0	140.1	+31.3%
Aircraft Rent	1.90	2.21	-13.9%	51.9	47.4	+9.6%

EBITDAR	8.65	8.74	-1.1%	235.9	187.5	+25.8%
EBITDAR Margin	40.0%	43.3%	- 3.3 p.p.	40.0%	43.3%	- 3.3 p.p.

Aircraft rent represents a significant operating expense. As GOL leases all of its aircraft, we believe that EBITDAR (equivalent to EBITDA before aircraft rent expenses) is an important measure of performance.

On a per available seat kilometer basis, EBITDAR was 8.7 cents (R$) in 1Q05, 1% lower than the 8.7 cents (R$) accounted in 1Q04. EBITDAR amounted to R$235.9 mm in 1Q05, compared to R$187.5 mm in the same period last year. EBITDAR margin was 40.0% compared to 43.3% in 1Q04. Over 60% of the reduction in EBITDAR margin was due to a reduction in aircraft rent.

INTEREST EXPENSE (REVENUE) AND FINANCIAL INCOME (EXPENSE), NET

Interest expense in 1Q05 increased R$3.7 mm due to a higher amount of short term debt. Financial income increased R$ 25.5 million, primarily due to the R$22.2 mm increase derived from the investment income on a higher cash balance.

NET INCOME AND EARNINGS PER SHARE

Net income in 1Q05 increased to R$131.1 mm, representing a 22.2% net income margin, from R$ 90.7 mm of net income in 1Q04.

Net earnings per share, basic, was R$ 0.70 in 1Q05 compared to R$ 0.54 in 1Q04. Basic weighted average shares outstanding were 187,543,243 in 1Q05 and 168,793,243 in 1Q04.

Net earnings per share, diluted, was R$ 0.70 in the 1Q05 compared to R$ 0.54 in 1Q04. Fully-diluted weighted average shares outstanding were 188,387,872 in 1Q05 and 168,793,243 in 1Q04.

Net earnings per ADS, basic, was US$ 0.52 in 1Q05 compared to US$ 0.37 in 1Q04. Basic weighted average ADS outstanding were 93,771,162 in 1Q05 and 84,396,621 thousand in 1Q04.

Net earnings per ADS, diluted, was US$ 0.52 in the 1Q05 compared to US$ 0.37 in 1Q04. Fully-diluted weighted average ADS outstanding were 94,193,936 in 1Q05 and 84,396,621 in 1Q04.

GOL’s bylaws provide for a mandatory dividend to common and preferred shareholders of at least 25% of annual net distributable income (i.e., net income after a 5% provisioning of net income as legal reserves) determined in accordance with Brazilian corporation law (BR GAAP). For this purpose, net income was R$111.2 mm in 1Q05.

CASH FLOW

Cash and cash equivalents decreased R$93.4 mim during 1Q05. Cash from operations was R$28.1 mm, mainly due to increased earnings from operations (R$131.1 mm), partially offset by an increase in accounts receivable (R$63.8 mm) and maintenance deposits (R$25.3 mm). Cash used in investing activities was R$113.9 mm, consisting primarily of advances for aircraft acquisition (R$81.8 mm) and acquisition of property and equipment (R$26.3 mm). Part of the Company’s cash balance (R$218.5 mm) was invested in highly-liquid short-term instruments with maturities above 90 days.

Cash Flow Summary	1Q 05	1Q 04	% Change
Net cash provided by operating activities	28.1	32.9	-14.6%
Net cash used in investing activities	(113.9)[1]	(6.9)	+1,561.6%
Net cash provided by financing activities	(7.6)	19.3	nm
Net increase in cash	(93.4)[1]	45.3	nm

1. Excluding R$218.5 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

GOL’s liquidity remained solid during 1Q05. The cash position at March 31, 2005 was R$755.7 mm, the R$93.4 mm decrease is explained by the advanced payments to Boeing for firm orders of new 737-800 NG aircraft. The Company’s total liquidity was R$1,205.7 mm (cash, short-term investments and account receivables) at the end of 1Q05. GOL’s leverage is low and its total debt (including future minimum lease payments) to capitalization ratio was 44.4% ..

At March 31, 2005, the Company had six revolving lines of credit secured by receivables and promissory notes, which allowed the borrowing of up to R$265.3 mm. At March 31, 2005 the outstanding amount under these lines of credit was R$109.4 mm.

Cash Position and Debt (R$ mm)	3/31/05	12/31/04	% Change
Cash, cash equivalents & short-term investments	755.7	849.1	-11.0%
Short-term debt	109.4	118.3	-7.5%
Long-term debt	-	-	n.m.

Net cash	646.3	730.8	-11.6%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At March 31, 2005, the Company leased 30 aircraft under operating leases (22 aircraft at March 31, 2004), with initial lease term expiration dates ranging from 2006 to 2010.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms at March 31, 2005 in Brazilian reais were as follows:

Minimum Lease Payments Schedule (R$ mm)	Total
2005	177,948
2006	233,332
2007	219,455
2008	143,367
2009	97,587
After 2010	41,148

Total minimum lease payments	912,837

Currently, the Company has 30 firm orders and 33 options to purchase Boeing 737-800 Next Generation aircraft. The firm orders are scheduled to be delivered between 2006 and 2009; purchase options are exercisable for delivery between 2007 and 2010. GOL’s expected fleet growth from 2005 to 2009 is as follows:

Aircraft	2005	2006	2007	2008	2009
737-300	8	6	3	-	-
737-700	22	22	22	22	22
737-800	10	18	29	40	48
Total	40	46	54	62	70
Owned	-	6	19	26	30
Leased	40	40	35	36	40

OUTLOOK

In 2005 GOL will continue to invest in its successful low-fare, low-cost business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil where sufficient market demand exists and expanding into other high-traffic centers in South American countries. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer (CASK) as we add additional aircraft to an established and efficient operating infrastructure.

We expect a stable foreign exchange rate environment for this year, supported by good economic fundamentals in the Brazilian economy and improved industry fundamentals. A stronger Brazilian currency has positively impacted GOL’s operating expenses. Approximately 50% of these expenses are dollar denominated (aircraft leasing) or dollar-linked (jet fuel expenses).

The addition of thirteen new aircraft to our fleet in 2005 will allow a 50% increase in available seat capacity. The incorporation of a higher number of larger Boeing 737-800 NG aircraft (with 177 seats) into the fleet will allow GOL to reduce costs, as these aircraft have a lower overall operating cost and their larger size permits a higher dilution of fixed costs.

Based on GOL’s higher capacity expansion and the strong demand for air transportation in Brazil, driven by Brazilian economic fundamentals and demand-stimulating low fares, GOL is increasing its guidance for net revenues, operating margins and earnings per share. Our updated guidance for full year 2005 is: net revenues of approximately R$3.0 billion, 53% higher than full year 2004 actual net revenues, and earnings per share between R$2.85 and R$3.15, representing an average EPS growth of approximately 40%. We also expect to deliver an EBITDAR margin of approximately 38% to 40% and operating margin of approximately 27% to 29%. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, and the lowest prices.

Financial Outlook (US GAAP)	2005 (Previous)	2005 (Updated)
Net Revenues (R$ billion)	+/- R$ 2.8	+/- R$ 3.0
Earnings per Share	R$ 2.70 - 3.00	R$ 2.85 - 3.15
EBITDAR Margin	38% - 40%	38% - 40%
Operating Margin	26% - 28%	27% - 29%

1Q05 EARNINGS CONFERENCE CALL

Date: Tuesday, May 10th, 2005
English (US GAAP)	Portuguese (US GAAP)
10:00 am (US Eastern Time)	11:00 am (US Eastern Time)
11:00 am (São Paulo Time)	12:00 pm (São Paulo Time)
Tel: (+1 973) 582-2757	Tel: (55 11) 2101-1490
Replay: (+1 973) 341-3080	Replay: (55 11) 2101-1490
Call ID: 6035567 or GOL	Call ID: GOL

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet of Boeing 737s with a single-class of service. GOL has one of the youngest and most modern fleets in the industry with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best cost-benefit service in the market. GOL currently offers service to 42 major business and travel destinations in Brazil and Argentina, In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, schedules and fares, please visit www.voegol.com.br or call 0300-789-2121 in Brazil, or 55 11 2125-3200 from outside Brazil. GOL: Here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

or

Media - International:	Media - Brazil:
Gavin Anderson	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0342
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

	Operating Data
	US GAAP - Unaudited
		1Q05	1Q04	% Change

	Revenue Passengers (000)	2,662	2,180	22.1%
	Revenue Passengers Kilometers (RPK) (mm)	2,002	1,544	29.7%
	Available Seat Kilometers (ASK) (mm)	2,728	2,144	27.2%
	Load factor	73.4%	72.0%	+ 1.4 p.p.
	Break-even load factor	51.3%	49.5%	+ .,8 p.p.
	Aircraft utilization (block hours per day)	14.0	13.5	3.7%
	Average fare	R$ 212.70	R$ 204.00	4.3%
	Yield per passenger kilometer (cents)	29.4	28.0	4.9%
	Passenger revenue per available set kilometer (cents)	20.7	19.8	4.6%
	Operating revenue per available seat kilometer (cents)	21.6	20.2	6.9%
	Operating cost per available seat kilometer (cents)	15.1	13.9	8.8%
	Operating cost, excluding fuel, per available seat kilometer (cents)	9.7	9.5	2.4%
	Number of Departures	25,513	20,825	22.5%
	Average stage length (km)	677	670	1.0%
	Avg number of operating aircraft during period	28.0	22.0	27.3%
	Full-time equivalent employees at period end	3,607	2,572	40.2%
	% of Sales through website during period	80.6%	70.8%	13.8%
	% of Sales through website and call center during period	88.2%	81.6%	8.1%
	Average Exchange Rate (1)	R$ 2.67	R$ 2.89	-7.8%
	End of period Exchange Rate (1)	R$ 2.67	R$ 2.91	-8.3%
	Inflation (IGP-M) (2)	0.9%	2.7%	-68.8%
	Inflation (IPCA) (2)	0.3%	1.9%	-82.2%
	WTI (avg. per barrel) (3)	$49.78	$35.27	41.1%

(1)	Source: Brazilian Central Bank
(2)	Source: Fundação Getulio Vargas
(3)	Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	1Q05	1Q04	% Change

Net operating revenues
Passenger	565,180	R$ 414,869	36.2%
Cargo and Other	23,979	18,223	31.6%

Total net operating revenues	589,159	433,092	36.0%
Operating expenses
Salaries. wages and benefits	54,647	38,445	42.1%
Aircraft fuel	146,170	93,545	56.3%
Aircraft rent	51,869	47,330	9.6%
Aircraft insurance	5,962	5,923	0.7%
Sales and marketing	72,081	54,091	33.3%
Landing fees	19,046	13,640	39.6%
Aircraft and traffic servicing	17,766	13,485	31.7%
Maintenance materials and repairs	13,848	16,287	-15.0%
Depreciation and Amortization	6,803	4,526	50.3%
Other operating expenses	23,721	10,205	132.4%
Total operating expenses	411,913	297,477	38.5%
Operating income	177,246	135,615	30.7%
Other expense
Financial income (expense), net	(5,161)	(1,432)	260.5%
Financial Income	28,676	3,214	792.2%

Income before income taxes	200,761	137,397	46.1%
Income taxes current	(61,331)	(36,192)	69.5%
Income taxes deferred	(8,346)	(10,549)	-20.9%
Net income	R$ 131,084	R$ 90,656	44.6%

Earnings per share, basic	R$ 0.70	R$ 0.54	30.1%
Earnings per share, diluted	R$ 0.70	R$ 0.54	29.6%

Earnings per ADS, basic - US Dollar	$0.52	$0.37	41.1%
Earnings per ADS, diluted - US Dollar	$0.52	$0.37	40.5%

Basic weighted average shares outstanding	187,543,243	168,793,243	11.1%
Diluted weighted average shares outstanding	188,387,872	168,793,243	11.6%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	March 31, 2005	December 31, 2004

ASSETS	1,840,287	1,734,284
Current Assets	1,275,080	1,304,729
Cash and cash equivalents	93,893	405,730
Short-term investments	661,832	443,361
Receivables less allowance	449,967	386,370
Inventories	21,330	21,038
Recoverable taxes and deferred tax	6,033	10,657
Prepaid expenses	36,223	34,184
Other current assets	5,802	3,389
Property and Equipment, net	232,724	131,358

Pre-delivery deposits for flight equipment	125,288	43,447
Other property and equipment	158,228	131,900
Accumulated depreciation	(50,792)	(43,989)
Other Assets	332,483	298,197
Deposits for aircraft leasing contracts	28,584	22,884
Deposits for aircraft maintenance	291,877	266,532
Other	12,022	8,781
LIABILITIES AND SHAREHOLDER'S EQUITY	1,840,287	1,734,284
Current Liabilities	474,495	517,814
Accounts payable	34,320	36,436
Air traffic liability	136,436	159,891
Payroll and related charges	59,825	51,041
Operating leases payable	10,390	10,107
Short-term borrowings	109,384	118,349
Dividends Payable	60,676	60,676
Sales tax and landing fees	48,671	51,515
Other current liabilities	14,793	29,799
Long Term Liabilities	80,608	68,017
Operating leases payable	9,444	9,238
Deferred income taxes, net	54,290	44,493
Other liabilities	16,874	14,286
Shareholder's Equity	1,285,184	1,148,453
Preferred Shares (no par value)	566,023	564,634
Common shares (no par value)	41,500	41,500
Additional Paid In Capital	50,031	49,305
Compensation Expenses in Call options	(8,656)	(10,059)
Appropriated retained earnings	18,352	18,352
Unappropriated retained earnings	615,805	484,721
Net comprehensive income	2,129	-

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	1Q05	1Q04	% Change

Cash flows from operating activities
Net income (loss)	R$ 131,084	R$ 90,656	119.3%
Adjustments to reconcile net income
provided by operating activities
Amortization of compensation in stocks	2,129		nm
Depreciation	6,803	4,526	50.3%
Provision for doubtful accounts receivable	247	(86)	nm
Deferred income taxes	8,346	10,549	-20.9%
Changes in operating assets and liabilities
Receivables	(63,844)	23,775	-368.5%
Inventories	(292)	821	nm
Prepaid expenses. other assets
and recoverable taxes	(91)	(15,245)	-99.4%
Accounts payable and long-term vendor payable	(1,910)	1,231	nm
Deposits for aircraft and engine maintenance	(25,345)	(25,800)	-1.8%
Operating leases payable	(125)	(278)	-55.0%
Air traffic liability	(23,455)	(53,375)	-56.1%
Payroll and related charges	8,784	2,779	216.1%
Other liabilities	(14,252)	(6,685)	113.2%
Net cash provided by (used in) operating activities	28,079	32,868	-14.6%

Cash flows from investing activities
Deposits for aircraft leasing contracts	(5,700)	33	nm
Acquisition of property and equipment	(26,328)	(6,886)	282.3%
Pre-delivery deposits	(81,841)	0	nm
Aquisition of short-term securities	(218,471)	0	nm
Short-term borrowings. net	(8,965)	0	nm

Net cash used in investing activities	(341,305)	(6,853)	4880.4%

Cash flows from financing activities
Short term borrowings. net		19,606	-100.0%
Issuance of common and preferred shares	1,389	0	nm
Obligations with related parties		(270)	nm
Net cash provided by financing activities	1,389	19,336	-92.8%

Net increase in cash and cash equivalents	(311,837)	45,351	-787.6%

Cash and cash equivalents at beginning of the period	405,730	146,291	177.3%
Cash and cash equivalents at end of the period	R$ 93,893	R$ 191,642	-51.0%

Supplemental disclosure of cash
flow information
Interest paid	R$ 5,161	R$ 1,432	260.4%
Income taxes paid	R$ 61,331	R$ 13,399	357.7%
Goodwill amortization	-	R$ 29,188	nm

Consolidated Statement of Operations
BR GAAP
R$ 000 - Unaudited
	1Q05	1Q04	% Change

Net operating revenues
Passenger	565,181	414,869	36.2%
Cargo and Other	23,978	18,223	31.6%

Total net operating revenues	589,159	433,092	36.0%

Operating expenses
Salaries. wages and benefits	52,518	38,445	36.6%
Aircraft fuel	146,170	102,545	42.5%
Aircraft rent	51,869	47,330	9.6%
Supplementary rent	28,749	24,233	18.6%
Aircraft insurance	5,962	5,923	0.7%
Sales and marketing	72,081	54,091	33.3%
Landing fees	19,046	13,640	39.6%
Aircraft and traffic servicing	17,766	13,485	31.7%
Maintenance materials and repairs	13,848	16,287	-15.0%
Depreciation	6,803	4,526	50.3%
Amortization	171	171	0.0%
Other operating expenses	23,800	10,205	133.2%

Total operating expenses	438,783	330,881	32.6%
Operating income	150,376	102,211	47.1%
Other expense
Financial income (expense), net	(4,810)	(1,432)	236.0%
Financial Income	23,980	2,291	946.7%

Income before income taxes	169,546	103,070	64.5%
Income taxes current	(61,331)	(36,192)	69.5%
Income taxes deferred	3,040	1,064	185.7%
Net income	111,255	67,942	63.7%

Net income per share	R$ 0.59	R$ 0.36	63.7%
Net income per ADS	$0.44	$0.25	77.6%
Number of shares by end of period	187,543,243	187,543,243	-

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	March 31, 2005	December 31, 2004

ASSETS	1,618,058	1,545,163
Current Assets	1,285,511	1,317,974
Cash and cash equivalents	755,725	849,091
Receivables less allowance	449,967	386,370
Inventories	21,330	21,038
Recoverable taxes and deferred tax	11,870	16,494
Prepaid expenses	43,795	41,593
Other current assets	2,824	3,388
Long Term Assets	101,908	93,966
Deposits	36,598	33,559
Deferred Taxes	28,682	24,828
Prepaid Expenses	24,606	26,798
Other	12,022	8,781
Property and Equipment, net	230,639	133,223
Investments	866	1,260
Pre-delivery deposits for flight equipment	121,280	43,447
Property and equipment	107,436	87,911
Deferred	1,057	605
LIABILITIES AND SHAREHOLDERS' EQUITY	1,618,058	1,545,163
Current liabilities	474,390	517,814
Short-term borrowings	109,384	118,349
Accounts payable	34,320	36,436
Operating leases payable	10,390	10,107
Payroll and related charges	59,826	23,860
Sales tax and landing fees	12,779	10,603
Taxes and contributions payable	35,892	40,912
Air traffic liability	136,436	159,891
Dividends Payable	60,676	60,676
Other current liabilities	14,687	56,980
Long Term Liabilities	28,590	23,526
Operating leases payable	3,526	3,937
Accounts payable	9,444	9,238
Provision for contingencies	13,347	10,351
Deferred taxes	2,273
Shareholders' Equity	1,115,078	1,003,823
Capital	717,832	717,832
Capital Reserves	29,187	29,187
Revenue Reserves	256,804	256,804
Retained earnings	111,255	-

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	1Q05	1Q04

Cash flows from operating activities
Net income (loss)	111,255	67,942
Adjustments to reconcile net income
provided by operating activities:
Depreciation	6,974	4,526
Amortization		171
Provision for doubtful accounts receivable	247	(86)
Deferred income taxes	(3,040)	(1,064)
Changes in operating assets and liabilities
Receivables	(63,844)	23,775
Inventories	(292)	1,829
Prepaid expenses, other assets
and recoverable taxes	3,397	(9,728)
Accounts payable and long-term vendor payable	(1,910)	1,618
Deposits for aircraft and engine maintenance	-	(646)
Operating leases payable	(129)	(466)
Air traffic liability	(23,455)	(53,375)
Payroll and related charges	8,784	16
Other liabilities	(14,959)	(1,918)

Net cash provided by (used in) operating activities	23,028	32,594
Cash flows from investing activities
Investments	394
contracts	(3,039)	33
Acquisition of property and equipment	(104,784)	(6,883)

Net cash used in investing activities	(107,429)	(6,850)
Cash flows from financing activities
Short term borrowings, net	(8,965)	19,606

Net cash provided by financing activities	(8,965)	19,606
Net increase in cash and cash equivalents	(93,366)	45,350
Cash and cash equivalents at beginning of the period	849,091	146,291

Cash and cash equivalents at end of the period	755,725	191,641

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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